UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HOLOGIC, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

436440101

(CUSIP Number of Common Stock Underlying Class of Securities)

Glenn P. Muir

Executive Vice President, Finance and Administration

Hologic, Inc.

35 Crosby Drive, Bedford, MA 01730

Tel: 781-999-7300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Philip J. Flink, Esquire

Edwin C. Pease, Esquire

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$889,680	$34.96

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options cover an aggregate of 674,000 shares of the issuer’s common stock and have an aggregate value of $889,680 as of March 9, 2009, calculated based on a Cox-Ross-Rubenstein binomial option valuation model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2009 issued by the Securities Exchange Commission on September 29, 2008 equals $39.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00003930 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34.96	Filing Party: Hologic, Inc.
Form or Registration No.: 005 - 41074	Date Filed: March 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 9, 2009, as amended on March 26, 2009 and as further amended on April 2, 2009 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 9, 2009, as amended on March 26, 2009 is further amended as of April 2, 2009 in order to delete the following language from page 6 thereof in its entirety:

“We reserve the right to reject any or all tenders of eligible options that we determine are not in appropriate form or that we determine would be unlawful to accept.”

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 9, 2009, as amended March 26, 2009 and as further amended on April 2, 2009 by this Amendment No. 2 to Schedule TO.

(a)(1)(B)*	E-Mail Announcement of Offer to Exchange.

(a)(1)(C)*	Election Form (as amended March 26, 2009).

(a)(1)(D)*	Notice of Withdrawal (as amended March 26, 2009).

(a)(1)(E)	Annual Report on Form 10-K for the fiscal year ended September 27, 2008 (filed with the Securities and Exchange Commission on November 26, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(a)(1)(F)	Quarterly Report on Form 10-Q for the quarter ended December 27, 2008 (filed with the Securities and Exchange Commission on February 5, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(a)(1)(G)*	E-Mail regarding circulation of Amended Offer to Exchange.

(b)	Not applicable.

(d)(1)	Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2006 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(2)	Amendment No. 1 to Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 23, 2007 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(3)	Amendment No. 2 to Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.17 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2007 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(4)	Amendment No. 3 to Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(5)	Form of Option Award Agreement (filed as exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(6)	2008 Equity Incentive Plan (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(7)	Form of Notice of Grant of Stock Options and Option Agreement under 2008 Equity Incentive Plan (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

*	Previously Filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOLOGIC, INC.

By:	/s/ Glenn P. Muir
Name:	Glenn P. Muir
Title:	Executive Vice President, Finance and Administration, Chief Financial Officer, Assistant Treasurer and Assistant Secretary

Date:	April 2, 2009

Exhibit Index

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 9, 2009, as amended March 26, 2009 and as further amended on April 2, 2009 by this Amendment No. 2 to Schedule TO.

(a)(1)(B)*	E-Mail Announcement of Offer to Exchange.

(a)(1)(C)*	Election Form (as amended March 26, 2009).

(a)(1)(D)*	Notice of Withdrawal (as amended March 26, 2009).

(a)(1)(E)	Annual Report on Form 10-K for the fiscal year ended September 27, 2008 (filed with the Securities and Exchange Commission on November 26, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(a)(1)(F)	Quarterly Report on Form 10-Q for the quarter ended December 27, 2008 (filed with the Securities and Exchange Commission on February 5, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(a)(1)(G)*	E-mail Regarding Circulation of Amended Offer to Exchange.

(b)	Not applicable.

(d)(1)	Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2006 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(2)	Amendment No. 1 to Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 23, 2007 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(3)	Amendment No. 2 to Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.17 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2007 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(4)	Amendment No. 3 to Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(5)	Form of Option Award Agreement (filed as exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(6)	2008 Equity Incentive Plan (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(7)	Form of Notice of Grant of Stock Options and Option Agreement under 2008 Equity Incentive Plan (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

*	Previously Filed.